UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

New York & Company, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

649295102

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 14, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 649295102

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,534,263
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

3,534,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,534,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

IA

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CUSIP NO. 649295102

1	NAME OF REPORTING PERSON

DAVID KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,053,725
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,534,263
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,053,725
	10	SHARED DISPOSITIVE POWER

3,534,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,587,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

IN

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CUSIP NO. 649295102

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo Fund, LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Kanen Wealth Management, LLC were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 3,310,573 Shares beneficially owned by Kanen Wealth Management, LLC is approximately $6,303,915, including brokerage commissions. The aggregate purchase price of the 223,690 Shares beneficially owned by Philotimo Fund, LP is approximately $547,925, including brokerage commissions. The aggregate purchase price of the 1,053,725 Shares beneficially owned by Mr. Kanen is approximately $2,696,898, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 64,440,184 Shares outstanding, as of August 3, 2018, which is the total number of Shares outstanding as reported in the Registration Statement on Form S-3 filed with the Securities and Exchange Commission on August 10, 2018.

A.	Kanen Wealth Management, LLC
(a)	As of the close of business on August 20, 2018, Kanen Wealth Management, LLC directly beneficially owned 3,310,573 Shares. Kanen Wealth Management, LLC, as the general partner of Philotimo Fund, LP, may be deemed the beneficial owner of the 223,690 Shares owned by the Philotimo Fund, LP.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,534,263
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,534,263

(c)	The transactions in the Shares by Kanen Wealth Management, LLC and on behalf of Philotimo Fund, LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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CUSIP NO. 649295102

B.	Mr. Kanen
(a)	As of the close of business on August 20, 2018, Mr. Kanen directly beneficially owned 1,053,725 Shares. Mr. Kanen, as the managing member of Kanen Wealth Management, LLC, may be deemed the beneficial owner of the (i) 3,310,573 Shares owned by Kanen Wealth Management, LLC and (ii) 223,690 Shares owned by Philotimo Fund, LP.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 1,053,725
2. Shared power to vote or direct vote: 3,534,263
3. Sole power to dispose or direct the disposition: 1,053,725
4. Shared power to dispose or direct the disposition: 3,534,263

(c)	The transactions in the Shares by Mr. Kanen and on behalf of each of Kanen Wealth Management, LLC and Philotimo Fund, LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Kanen Wealth Management, LLC in its role as investment manager to several customer accounts (collectively, the "Accounts") to which it furnishes investment advice, and Mr. Kanen, as the managing member of Kanen Wealth Management, LLC, may each be deemed to beneficially own shares of the Issuer's Shares held in the Accounts.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

5

CUSIP NO. 649295102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2018

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David Kanen
	Name:	David Kanen
	Title:	Managing Member, Kanen Wealth Management LLC

/s/ David Kanen
DAVID KANEN

6

CUSIP NO. 649295102

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

KANEN WEALTH MANAGEMENT, llC

Sale of Common Stock	4,462	3.3902	03/27/2018
Sale of Common Stock	729	3.5942	04/03/2018
Purchase of Common Stock	600	3.6189	04/05/2018
Sale of Common Stock	212	4.0878	04/10/2018
Purchase of Common Stock	4,400	3.7809	04/23/2018
Sale of Common Stock	887	3.8753	04/25/2018
Sale of Common Stock	1,799	3.9800	04/27/2018
Sale of Common Stock	1,832	3.9528	05/03/2018
Sale of Common Stock	650	3.9000	05/10/2018
Sale of Common Stock	3,000	3.9462	05/14/2018
Sale of Common Stock	10,000	3.8835	05/16/2018
Sale of Common Stock	37,432	3.9352	05/17/2018
Sale of Common Stock	21,184	3.8702	05/25/2018
Sale of Common Stock	350	4.1601	05/31/2018
Sale of Common Stock	17,616	0.0000	06/21/2018
Sale of Common Stock	525	4.6370	06/22/2018
Sale of Common Stock	1,899	4.7563	06/26/2018
Sale of Common Stock	200	4.8228	07/05/2018
Sale of Common Stock	3,380	0.0000	07/20/2018
Sale of Common Stock	43,689	5.4882	07/23/2018
Sale of Common Stock	37,268	5.4800	07/24/2018
Sale of Common Stock	2,873	5.4828	7/25/2018
Sale of Common Stock	1,900	2.0211	08/15/2018
Sale of Common Stock	4,000	4.9760	08/16/2018
Sale of Common Stock	36,495	5.0687	08/17/2018

DAvid Kanen

Purchase of Common Stock	9,000	2.8844	03/13/2018
Purchase of Common Stock	12,000	2.8300	03/14/2018
Sale of Common Stock	(12,000)*	5.4700	07/24/2018

philotimo fund, LP

Sale of Common Stock	(3,015)	3.1506	01/18/2018

*Donation to the Monastery’s account.